Filed by Catellus Development Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Catellus Development Corporation

Commission File No. 0-18694

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

The following are copies of PowerPoint slides which will be provided in meetings with members of the financial analyst community and investors during March 2003.

CATELLUS
DEVELOPMENT CORPORATION

REIT Reorganization

March 3, 2003

Forward Looking Statement

Catellus' Board of Directors has approved a plan to restructure the company's business operations in order to qualify as a real estate investment trust ("REIT"), effective January 1, 2004. The REIT conversion, is subject to shareholder approval at its annual meeting planned for third quarter 2003, as well as final board approval and obtaining certain 3rd party consents.

Any projections or other remarks made today regarding future events or the future financial performance of the Company are considered forward-looking statements, with respect to which we refer you to the risk factors listed in the Company's Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2001, and as may be contained in other documents the Company files from time to time with the Securities and Exchange Commission. Such risk factors could cause actual results to differ materially from those contained in the Company's forward-looking statements.

2002 Highlights

- EPS increased 20.2%
- NOI from rental portfolio increased 13.7%
- Same space NOI increased 2.4%
- 4.1 mil s.f. of second-generation space leased at average rental rate increase of 6.6% on a GAAP basis
- Construction completions total 6.4 mil s.f., at a cost of $345.5 million and projected ROC of 11.3%

CATELLUS [3]

Catellus Development Corporation

A publicly traded real estate company (NYSE:CDX)

Rental Portfolio	37.0 mil s.f.
Occupancy	94.5%
Development Completions 2002	6.4 mil s.f.
Development In Process	4.1 mil s.f.
Total Market Capitalization	$3.2 billion
Debt to Total Market Cap	46.5%
2002 Net Income Per Share	$1.13

As of 12/31/02

CATELLUS [0]

■ REIT Status: Next Logical Step

13.7%
12.7%
18.8%
17.2%
15.8%
$203.7
$179.2
$159.0
$133.9
$114.3
$98.7
1997
1998
1999
2000
2001
2002

NOI $ in millions

1995 Real Estate Portfolio
Rental
59%
41%
Land
2002 Real Estate Portfolio
Rental
82%
18%
Land

Land at book value; Rental NOI capitalized at 8.5%

CATELLUS [5]

■ Benefits to Shareholders

- Regular quarterly dividend projected to be $0.30 per existing share beginning in 3Q03 supported by stable and well leased rental portfolio
  - Ongoing dividend is enhanced by the tax efficiency of a REIT structure
- 2003 special E&P distribution anticipated to be $1.15 per existing share in cash and $2.30 per existing share in common stock
- Attractive dividend and FFO growth through proven development skills
  - Existing land portfolio reflects significant opportunity for future commercial development
  - Focusing new investment capital on lower risk industrial property development
  - Approximately $4.50 per share in net book value in residential and urban development capital to be recycled into industrial business over time

CATELLUS [6]

■ REIT Conversion: Why Now?

- Significant recurring cash flow generated from rental portfolio
- Capital efficient business model
  - Dividend payout as best use of excess cash from rental portfolio
  - Tax efficiency from REIT structure significantly increases dividend payments
- Estimated first year tax savings of approximately $30 million
- Development activities are smaller percentage of operations and now fit within TRS structure

CATELLUS [7]

■ Focused Business Model

- Increase focus on industrial property
  - Strong and stable cash flows from lower risk/higher return industrial rental portfolio
  - Non-industrial rental income will decline as a percentage over time
- Grow industrial rental portfolio and increase cash flows
  - Proven development skills to build industrial below market value
  - Capital efficient development model
- Enhance growth through TRS development activities
  - Pursue opportunistic capital-efficient land development
- Recycle capital from existing urban and residential properties into the industrial business

CATELLUS [8]

Supporting Dividend With Stable Industrial Rental Portfolio

- Geographically diverse
- Located in major transportation corridors and distribution centers
- High occupancy
- Over 60% of portfolio built since 1995
- Majority built by CDX of flexible design
- Long-term leases with staggered lease expirations
- Diverse, high quality tenants

CATELLUS [9]

■ Quality Portfolio = Lower Risk / Higher Return

- 88% of industrial portfolio is classified as "bulk warehouse" *
- Average age of 6.6 years
- Average GAAP rent per square foot of $4.18
- Average of 1.7 tenants per building (averaging 135,000 sf)
  - 61% of buildings are single tenant
- State-of-the-art facility specifications: > 28' clear height ceilings; >120' truck court depth; ESFR sprinklers; multiple cross-dock doors; and rail service

* Based on 29 mm square feet of 32.8 mm square feet of industrial

CATELLUS [10]

CDX Industrial Occupancy Outperforms

96%
94%
92%
90%
95.5%
95.1%
94.8%
94.8%
94.6%
94.3%
92.3%
91.7%
91.1%
91.0%
90.6%
90.7%
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
Q4 02
CDX
National Average

Source: national average – Grubb & Ellis

CATELLUS [11]

■ Portfolio Growth - Catellus' Development Advantage

- Proven track record of profitably developing industrial property in major distribution markets
  - Significant presence in major distribution markets; Southern California, Chicago and Dallas
  - Expansion into Atlanta and future projected expansion into new markets
- Capitalize on established, long-term customer relationships that take us into multiple markets
- Proven skills in creating value in the land development process: key to success of large, land intensive industrial projects
  - Ability to acquire and underwrite large parcels creating cost advantage

CATELLUS [12]

■ Land Development Skills ➡ Higher Occupancy ➡ Higher Yields

- Land typically represents approximately 15-30% of industrial building costs
- Our proven land skills provide a competitive advantage in building development
  - *Advantage*: Acquire and improve land ➡ Own land at "below market cost"
    - *Advantage* "Below market cost" land ➡ Develop below market cost buildings
      - *Advantage*: "Below market cost" buildings ➡ Competitive rental rates
        - *Advantage*: Competitive rental rates ➡ Higher occupancy
          - *Advantage*: Higher occupancy ➡ Higher yields

CATELLUS [13]

Development Completions Added to Portfolio

Demonstrates competitive advantages

YEAR	SQUARE FEET IN MILLIONS	INITIAL YIELDS	10-YEAR TREASURY
1999	4.1M	12.6%	6.45%
2000	5.2M	11.5%	5.12%
2001	1.3M	11.7%	5.07%
2002	6.4M	11.3%	3.83%

2001 excludes Level 3

Note: Source of 10 year treasury rates - www.federalreserve.gov

CATELLUS [14]

The Benefit of Growth Through Development

Development vs. acquisition

	DEVELOP	ACQUIRE	INCOME
Cost: $20 million at 10% return on cost ($23.53 value at 8.5% Cap Rate)	$20.00	$ 23.53	$ 2.00
Debt Capital 70% of value at 6.5%	($ 16.45)	($ 16.45)	($ 1.07)
	Equity $ 3.55	Equity $ 7.08	FFO $ 0.93
RETURN ON EQUITY	**26.2%**	**13.1%**	

$ in millions

CATELLUS [15]

Exporting Our Proven Land Skills

- Continue to leverage skills in land development outside industrial business
- Opportunistic developments where CDX can add value
- Low capital, therefore investment with less risk
- Recycle profits to industrial business

CATELLUS [16]

Urban and Residential Land Potential

Imbedded capital will drive future growth

- Approximately $4.50 per share in urban and residential land holdings (net book value)
- Recycling capital back into business, increasing cash flow and dividends

Urban & Residential Land 12.7%
Industrial land 5.8%
Rental Portfolio 81.5%

Land at book value; Rental NOI capitalized at 8.5%

CATELLUS [17]

What Investors Can Expect…

- REIT conversion will be effective January 1, 2004
  - Subject to shareholder approval at annual meeting, projected to occur in 3Q03
- $0.30 per existing share quarterly cash dividend beginning in 3Q03 supported by high quality industrial portfolio
- $1.15 cash and $2.30 stock distribution per existing share of pre-REIT earnings and profits paid in January '04
- Focused and self funded growth model
  - Stable rental income
  - Industrial development
  - Opportunistic, capital efficient development
  - Monetization of non-core land holdings

CATELLUS [18]

New Supplemental Performance Metric
Funds From Operations (FFO)

- Beginning in 2003, Catellus will use as a new supplemental metric, FFO consistent with the NAREIT definition:
- Net income:
  - Add back real estate depreciation
  - Exclude gains from building sales from the portfolio
  - Exclude desert sale activities
  - Exclude net income of residential and urban development sales activity
  - Exclude items relating to REIT conversion
- The metric will provide a useful supplemental performance measure of our rental property operations and core development activity as we transition our operating strategy over the next several years.

CATELLUS [20]

■ Pro-Forma FFO – Before E&P Stock Distribution

($ in 000s, except per share data)	PRO-FORMA CALCULATION - FUNDS FROM OPERATIONS (FFO)			
	ACTUAL			FORECAST
	2000	2001	2002	2003 (c)
GAAP Net Income	$ 111,007	$ 96,521	$ 100,656	$ 112,500
Per Share (pre-distribution)	$1.02	$0.94	$1.13	$1.25
Year-over-year Growth		*-7.8%*	*20.2%*	*10.6%*
Add: Adjustment for reduced taxes as a REIT (a)	58,506	43,703	37,031	
Less: Income from Non-Core Operations (b)	(69,173)	(25,720)	(40,687)	
Add: Real Estate Depreciation (incl. JV allocation)	44,859	52,163	62,869	
Less: Gains on Income Property Sales	(41,323)	(37,553)	(25,081)	
Pro-forma FFO	$ 103,877	$ 129,114	$ 134,788	$ 137,000
Per Share (pre-distribution)	$0.95	$1.26	$1.51	$1.52
Year-over-year Growth		*32.6%*	*19.8%*	*0.7%*
Average shares outstanding (pre-distribution, diluted)	109,017	102,685	89,463	90,000

(a) Reflects difference in taxes as a C-Corporation and pro-forma taxes at the Taxable REIT Subsidiary (TRS) level under pro-forma operations as a REIT

(b) Income from Non-Core Operations includes Urban, Residential, ANT and desert sales activity and other income and allocable expenses related to CUG and CRG businesses

(c) 2003 Forecast excludes REIT conversion related costs and adjustments

CATELLUS [21]

Dividend Coverage

- Based on 2002 pro-forma, the company can support its dividend from rental property without relying on sales
- However sales activity provides substantial cushion
- As more capital is recycled into industrial rental property, dividend coverage can increase

2002 Adjusted Pro-forma Per Share	
FFO	$1.51
TIs/LCs	(.24)
AFFO	1.27
Dividend	$1.20
Coverage	1.06x

	2002 Actual Per Share
GAAP cash flow from operations	$2.09
Projected dividend	$1.20
Coverage	1.74x

Based on pre-distribution shares

CATELLUS [22]

E&P Distribution

- It is estimated that accumulated earnings and profits at year end 2003 will be approximately $225 million after the projected dividends in the second half of 2003 of approximately $50 million.
  - A substantial portion of the E&P is projected to be created as a result of the transition year in 2003.
- The final E&P amount will not be known until after year end 2003, and as a result, our intention is to distribute a total of $300 million to satisfy E&P requirements and to provide a "cushion".
- The E&P distribution will be in the form of cash and stock and is anticipated to be declared by the Board of Directors in December of 2003 and paid in early 2004.
  - GAAP accounting will reflect the dividend in 2003 financial statements.
  - However, the distribution will be taxable as 2004 income.

CATELLUS [23]

E&P Distribution (cont.)

- The distribution will be structured as a taxable stock dividend, and investors will have the option to receive cash in lieu of stock.
- The company is seeking a private letter ruling from the IRS that will limit the cash portion of the E&P distribution to $100 million to allow the company to retain liquidity for its business.
- Under the proposed ruling, if, in the aggregate, investors elect to receive more than $100 million of the distribution in cash, then those investors electing cash will have their cash portion reduced pro-rata with the remainder paid in stock.
- If the company is unsuccessful in the ruling request, there would be no cash limitation on the proposed distribution.
  - The “cushion” amount of the distribution may be reduced.
  - Leverage may increase slightly as a result of a higher cash payout.

CATELLUS [24]

E&P Distribution (cont.)

- For accounting purposes, the effect of the stock dividend will be similar to a stock split in that the share count will be increased on an historical and future basis.
  - Shareholder's equity will not change as a result of the stock portion of the dividend.
  - Per share growth rates will be not be materially affected.

CATELLUS

[25]

■ Transaction Structure

Before
CDX Shareholders
CDX Development Corporation ("CDX")
CDX SubCo, Inc ("CDX REIT")
CDX Operating Partnership
Transactions
CDX Shareholders
CDX
CDX REIT
CDX Operating Partnership
Taxable REIT Subsidiaries
1
2
3
4
After
CDX Shareholders
5
CDX REIT becomes new "CDX Development Corporation"
CDX Operating Partnership
Taxable REIT Subsidiaries

Transaction Steps

1. CDX contributes certain assets to one or more subsidiaries (which will become taxable REIT subsidiaries)
2. CDX merges with and into the CDX Operating Partnership
3. Shareholders exchange one share of existing CDX stock for one new share of CDX REIT stock
4. CDX REIT distributes accumulated earnings and profits in a combination of cash and CDX REIT shares
5. CDX REIT changes its name to Catellus Development Corporation

CATELLUS [26]

■ Selected Other Steps of REIT Conversion

- In order to take into account changes in the corporate organizational structure, technical amendments will be needed for the loans and letters of credit that are subject to covenants. Although none of the financial covenants will be directly violated with the conversion, we will likely have to renegotiate the financial covenants with its banks to account for net worth impacts from the dividend as well as potential leverage impacts in the future.

- Obtain third party consents (including lender consents) prior to the REIT conversion since we will be merging into another entity and will not be the surviving entity following the REIT conversion.

CATELLUS [27]

Conversion Costs

- The company will incur certain non-recurring costs related to the conversion.
  - Fees for third party advisors including financial advisors, lawyers and accountants are expected to total approximately $6 million and occur in 2003.
  - As the company transitions, we will better align our costs with that of an industrial focused REIT, which will result in charges estimated to total approximately $8-$10 million. This is projected to occur in both 2003 and 2004.

CATELLUS [28]

Other Accounting Impacts

- As part of the REIT conversion, the company will incur certain non-cash accounting items.
  - Certain deferred tax liabilities associated with assets in the REIT will be reversed through income and result in a one-time increase in EPS estimated at $2.50 - $2.80 per share.
  - We still anticipate $70-$100 million of deferred tax liabilities associated with the assets in the TRS

CATELLUS [29]

■ Built-in Gains

- Under the REIT rules, if a REIT sells assets (for tax purposes) within its first 10 years after REIT election, it would be required to pay tax on the Built-in Gains on the asset at the REIT level and thus suffer double taxation similar to a C-corporation.
  - Built-in Gains are defined as the excess of the fair market value of the asset at the time of conversion over the tax basis at the time of conversion.
- As 1031 exchanges are not sales for tax purposes, the company can exchange REIT assets within the ten years and hence does not expect that it would trigger any material amount of Built-in Gains.
- The financial statements at the end of 2003 will disclose the amount of Built-in Gains and, although it can not be determined today, it is expected to exceed $1 billion.

CATELLUS [30]

■ Industrial Rental Portfolio

Gateway East Business Park, Garland, TX

APL Logistics, Rancho Cucamonga, CA

CATELLUS [0]

■ Industrial Rental Portfolio

Ford Motor Company
Rancho Cucamonga Corporate Park,
Rancho Cucamonga, CA

Ford Motor Company
Stapleton Business Park, Denver, CO

CATELLUS [1]

■ Industrial Rental Portfolio

The
Gillette
Company

The Gillette Company - Internationale Centre West, Romeoville, IL,

950
Gillette
Western Distribution Center

The Gillette Company - Crossroads Business Park, Ontario, CA

CATELLUS [2]

■ Industrial Rental Portfolio

APL Logistics & Honda
Internationale Centre West, Romeoville, IL

APL Logistics & Bobcat
Internationale Centre, Woodridge, IL

CATELLUS [3]

Industrial Rental Portfolio

Cott Beverages & Progress Lighting
Ontario Pacific Distribution Center, Ontario, CA

New Balance
Crossroads Business Park, Ontario, CA

CATELLUS [4]

■ Kaiser Commerce Center
San Bernardino County, CA

- 588-acre, former steel mill site requiring significant grading and remediation
- Located in the center of the nation's most active distribution center, six miles from Ontario International Airport near the junction of Interstates 10 and 15

CATELLUS [5]

Kaiser Commerce Center
San Bernardino County, CA

- Master planned a 9 mm s.f. industrial park
- Reached agreement with environmental agencies on clean-up standards
- Sold 105 acres to BNSF for rail served facility
- 830,000 s.f. built-to-suit distribution center for Exel Logistics, and a 578,000 s.f. building under construction
- 608,000 s.f. built-to-suit distribution center for Specialty Merchandise Corporation

CATELLUS [6]

■ Robert Mueller Municipal Airport
Austin, TX

- City of Austin Re-use and Redevelopment Plan — former Robert Mueller Municipal Airport (RMMA)
- Infill, 709-acre site three miles from downtown Austin
- Catellus selected by city as Master Developer – April 2002

CATELLUS [7]

■ Robert Mueller Municipal Airport
Austin, TX

- Reuse and Redevelopment Plan:
  - Up to 5 mm s.f. of commercial space
  - Up to 4,000 residential units
  - Over 150 acres of open space

CATELLUS [8]

Mission Bay
San Francisco, CA

- 303-acre, former rail yard
- Complicated entitlement process with city completed in 1998
- Lengthy environmental analysis with approved environmental plan in 1999
- Extensive infrastructure and financing issues

CATELLUS [9]

■ Mission Bay - King Street
San Francisco, CA

CATELLUS

[10]

■ Stapleton Business Center
Denver, CO

- 294-acre site at former Stapleton Airport
- Master planned, phased commercial park approved for 3.6 mm s.f.
- Construction completed on 2.1 mm s.f.; 316,000 in process
- Sold 59 acres to users who have built 7 buildings
- Extensive interaction and cooperation with local agencies

CATELLUS [11]

■ Alameda Naval Air Station, FISC
Alameda, CA

- U.S. Navy transferred site to city of Alameda in 1997
- Catellus selected by city to be Master Developer of 213 acres of the former naval air station
- Prime location, adjacent to Oakland, with views of San Francisco

CATELLUS [12]

■ Pacific Commons
Fremont, CA

- 840-acre, mixed-use commercial site approved for 8.3 mm s.f.
- Ideally located in San Francisco Bay Area, along I-880 corridor
- Successfully completed a complicated entitlement process

CATELLUS [13]

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Information contained in this document is not a substitute for the proxy statement/prospectus that Catellus intends to file with the Securities and Exchange Commission in connection with the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS, ABOUT CATELLUS AND THE PROPOSED TRANSACTION. The proxy statement/prospectus and other documents which will be filed by Catellus with the Securities and Exchange Commission will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to Catellus Development Corporation at 201 Mission Street, Second Floor, San Francisco, California, 94105, Attn.: Director of Investor Relations, or by telephone at (415) 974-4649, or email at InvestorRelations@catellus.com.

Catellus, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Catellus and their ownership of Catellus stock is set forth in the proxy statement for Catellus’ 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

FORWARD LOOKING STATEMENTS

Except for historical matters, the matters discussed in this document are forward-looking statements. Forward-looking statements include, but are not limited to, statements about plans, opportunities, and development. Catellus intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements, and are including this statement for purposes of complying with these safe harbor provisions. In some cases you can identify forward-looking statements by terms such as “expect,” “intend,” “believe,” “should,” “project,”

48

“plan,” by the negative of these terms, and by similar expressions. We caution you not to place undue reliance on these forward-looking statements, which reflect Catellus’ current beliefs and are based on information currently available to us. We do not undertake any obligation to revise these forward-looking statements to reflect future events, changes in circumstances, or changes in belief, except as may be required by law.

These forward-looking statements are subject to risks and uncertainties that could cause Catellus’ actual results, performance or achievements to differ materially from those expressed in or implied by these statements. In particular, among the factors that could cause actual results to differ materially include, without limitation, statements related to the proposed REIT conversion, including Catellus’ ability to obtain required consents of shareholders, lenders, debt holders, partners and ground lessors of Catellus and its affiliates and of other third parties in connection with the REIT conversion and to consummate all of the transactions constituting part of the REIT conversion; the timing of the REIT conversion; the ability of Catellus to satisfy complex rules in order to qualify for taxation as a REIT for federal income tax purposes and to operate effectively within the limitations imposed by these rules; the potential effects of proposed tax legislation; the ability of Catellus to increase land inventory or third party development operations because of federal tax law limitations affecting the use of TRS; and the ability of Catellus to transition its operating strategy to focus on industrial development. Additionally, factors that could cause actual results to differ materially include, without limitation: changes in the real estate market or in general economic conditions, including a worsening economic slowdown or recession; product and geographical concentration; industry competition; availability of financing and changes in interest rates and capital markets; changes in insurance markets; discretionary government decisions affecting the use of land, and delays resulting therefrom; changes in the management team; weather conditions and other natural occurrences that may affect construction or cause damage to assets; changes in income taxes or tax laws; liability for environmental remediation and changes in environmental laws and regulations; failure or inability of third parties to fulfill their commitments or to perform their obligations under agreements; failure of parties to reach agreement on definitive terms or to close transactions; increases in the cost of land and construction materials and availability of properties for future development; limitations on, or challenges to, title to Catellus’ properties; risks related to the financial strength of joint venture projects and co-owners; changes in policies and practices of organized labor groups; shortages or increased costs of electrical power; other risks inherent in the real estate business; acts of war, other geopolitical events or terrorist activities that could adversely affect any of the above factors; and other risks detailed from time to time in the filings of Catellus with the SEC. While Catellus believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, it can give no assurance that its performance or other expectations will be attained, that the REIT conversion described herein will be consummated or that the terms of the REIT conversion or the timing or effects thereof will not differ materially from those described herein.

49